Viking Investments Group, Inc.

1330 Avenue of the Americas

Suite 23A

New York, New York 10019

November 17, 2016

Via Edgar Only

Karl Hiller

Branch Chief, Office of Natural Resources

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Mail Stop 4628

Washington, D.C. 20549

Re:	Viking Investments Group, Inc.
Form 8-K Filed October 13, 2016 File No. 000-29219

Dear Mr. Hiller:

Viking Investments Group, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 21, 2016, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Form 8-K filed October 13, 2016

Section 4 – Matters Related to Accountants and Financial Statements

Item 4.01 Changes in Registrant’s Certifying Accountant and Item 4.02 Non-Reliance on Previously Issue Financial Statements or a Related Audit Report or Completed Interim Review

1. We note that you have reported information regarding a change in auditor and non-reliance on previously issued financial statements pursuant to Items 4.01 and 4.02 of Form 8-K, but have not included the letters that are required from your prior auditor regarding the disclosures you have made pertaining to these events.

You should have provided the prior auditor with a copy of the disclosures that you have made under each of these Items no later than the date of filing your Form 8-K, and requested a letter from your prior auditor stating –

(i) whether it agrees with the statements you have made in addressing each of the Item 4.01 and Item 4.02 requirements of Form 8-K, and

(ii) if the prior auditor is not in full agreement with your statements, the respects in which it does not agree.

Please obtain the letter from your prior auditor and amend your filing to include this letter as Exhibit 16 to comply with Item 304(a)(3) of Regulation S-K, applicable under Item 4.01(a) of Form 8-K, and Item 4.02(c) of Form 8-K.

RESPONSE: Such letter was filed as Exhibit 16.1 to the Current Report on Form 8-K/A filed with the Commission on November 2, 2016.

2. We note that you referenced a letter received from your prior auditor, dated September 2, 2016, concerning the circumstances of its resignation, and having some details about the disagreements and non-reliance on its previously issued audit report and interim reviews. Please amend your filing to include that letter as Exhibit 7 to the Form 8-K to comply with Item 9.01(d) of Form 8-K and Item 601(b)(7) of Regulation S-K.

The requirement to file this letter is incremental to the requirements to file a letter from your prior auditor expressing its views on the disclosures that you have made regarding these events, as outlined in the preceding comment.

RESPONSE: Such letter was filed as Exhibit 7.1 to the Current Report on Form 8-K/A filed with the Commission on November 2, 2016.

Thank you for your assistance and review.

Sincerely,

/s/ James Doris
James Doris
Chief Executive Officer

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